Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 19, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., has been notified of the filing of a class action lawsuit by the Asociación de Usuarios Bancarios Argentinos (ACUBA), a local Argentine association focused on general consumer defense matters.

The class action lawsuit challenges certain of the Bank’s practices in relation to the financing of debit balances registered by Visa and Mastercard credit cards issued by the Bank having payment dates originally scheduled to be between March 20, 2020, and April 30, 2020. In particular, the class action lawsuit alleges that such practices violate the provisions set forth by Communication “A” 6964 of the Argentine Central Bank (BCRA). The class action lawsuit also demands the return of any amounts received by the Bank from such credit card users in connection with the foregoing.

The class action lawsuit (file number 15847/2021) is being administered before the Civil and Commercial Court, No. 11, sole Secretariat of the City of Mar del Plata, Buenos Aires Province.

The Bank is analyzing the content and implications of the class action lawsuit. In the event of an unfavorable resolution of the dispute described above, the Bank does not believe that such unfavorable resolution will have a significant impact on the Bank´s shareholders’ equity.

Yours faithfully,

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528     Fax 4331-9183     www.gfgsa.com

A. Enrique Pedemonte

Attorney in law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including with respect to matters of interpretation.